UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40997

Bright Minds Biosciences Inc.
(Translation of registrant's name into English)

19 Vestry Street
New York, NY 10013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]  Form 40-F [  ]

SUBMITTED HEREWITH

Exhibit

99.1	Press Release dated October 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bright Minds Biosciences Inc.

Date: October 16, 2024	/s/ Ryan Cheung
Ryan Cheung
Chief Financial Officer